SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas - AmBev (the “Company”), held on September 24, 2008, drawn up in summary form.

1.
Date, time and venue: On September 24, 2008, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, José Heitor Attilio Gracioso, Roberto Herbster Gusmão, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Article 39 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of August 31, 2008.

4.2. Distribution of dividends and interest on own capital. To approve the distribution of (i) dividends, on account of earnings through August 31, 2008, to be attributed to minimum mandatory dividends for 2008, at R$ 0.94 per common share and R$ 1.034 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”), on account of earnings through August 31, 2008, to be attributed to minimum mandatory dividends for 2008, at R$ 0.37 per common share and R$ 0.407 per preferred share. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$ 0.3145 per common share and R$ 0.346 per preferred share.

4.2.1. The aforementioned payments shall be made as from October 13, 2008, subject to the approval by the next Annual General Meeting. The record date shall be September 29, 2008 for Bovespa shareholders and October 2, 2008 for ADR holders, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from September 30, 2008.

4.2.2. The net amount to be distributed as dividends and IOC shall be of R$ 1.2545 per common share and R$ 1.38 per preferred share.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, September 24, 2008.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves Brito

/s/ Marcel Herrmann Telles	/s/ Carlos Alberto da Veiga Sicupira

/s/ José Heitor Attilio Gracioso	/s/ Roberto Herbster Gusmão

/s/ Vicente Falconi Campos	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Johan M. J. J. Van Biesbroeck	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: September 24, 2008	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations